SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                   SCHEDULE TO
                             ======================
                                 (RULE 14D-100)
                             ----------------------

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3

                             ======================
                              HECLA MINING COMPANY
                            (Name of Subject Company)
                             ----------------------
                              HECLA MINING COMPANY
                              (Issuer and Offeror)
                             ======================

                 SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)
                             ----------------------
                                    422704205
                      (CUSIP Number of Class of Securities)
                             ----------------------

                                MICHAEL B. WHITE
                              HECLA MINING COMPANY
                               6500 MINERAL DRIVE
                         COEUR D'ALENE, IDAHO 83815-8788
                            Telephone: (208) 769-4110
                            Facsimile: (208) 769-7612

       (Name, Address and Telephone Number of Person Authorized to Receive
                 Notices and Communications on Behalf of Bidder)
                             ----------------------

                                   COPIES TO:
                                 JOHN H. BITNER
                             BELL, BOYD & LLOYD LLC
                       70 WEST MADISON STREET, SUITE 3300
                             CHICAGO, ILLINOIS 60602
                            Telephone: (312) 807-4306
                            Facsimile: (312) 827-8048

                            CALCULATION OF FILING FEE

================================================================================
     Transaction Valuation*                            Amount of Filing Fee
--------------------------------------------------------------------------------
           $61,640,000                                       $12,328
================================================================================

* ESTIMATED FOR PURPOSES OF CALCULATING THE AMOUNT OF THE FILING FEE ONLY. THE AMOUNT ASSUMES THE EXCHANGE OF ALL OUTSTANDING SHARES OF SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK FOR SHARES OF COMMON STOCK OF HECLA MINING COMPANY. IF ALL PREFERRED STOCK IS EXCHANGED, HECLA WOULD ISSUE AN AGGREGATE OF 16,100,000 SHARES OF ITS COMMON STOCK. BASED ON THE JUNE 17, 2002 AVERAGE OF THE REPORTED HIGH AND LOW PRICE OF HECLA SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK ON THE NEW YORK STOCK EXCHANGE, THE TRANSACTION VALUE IS $61,640,000. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH RULE 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50TH OF ONE PERCENT OF THE TRANSACTION VALUE.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid: $12,328               Filing Party: Hecla Mining Company
                        --------                            --------------------
Form or Registration No.: Schedule TO         Date Filed: June 24, 2002
                          ------------                    -------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[X]      ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ]      GOING PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ]      AMENDMENT TO SCHEDULE 13d UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

         This Amendment No. 3 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 24, 2002 as previously amended (the "Schedule TO") by Hecla Mining Company, a Delaware corporation, in connection with its offer of 7 shares of common stock, par value $0.25 per share, of Hecla in exchange for each of Hecla's 2,300,000 currently outstanding shares of Series B Cumulative Convertible Preferred Stock, par value $0.25 per share upon the terms and subject to the conditions set forth in the Offering Circular, dated June 24, 2002 and in the related Letter of Transmittal, which together, as each may be amended or supplemented from time to time, constitute the "Offer" and which are appended to and filed with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         Hecla Mining Company reported preliminary results of the Exchange Offer and will accept all properly tendered preferred shares. The information contained in Exhibit (a)(9) is incorporated herein by reference.


ITEM 12.  EXHIBITS

(a)(9)    Press Release, dated July 26, 2002




                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              HECLA MINING COMPANY

                           /S/ PHILLIPS S. BAKER, JR.
                           ---------------------------
                             PHILLIPS S. BAKER, JR.
                                    PRESIDENT

                                  July 26, 2002

                                  EXHIBIT INDEX


(a)(9)   Press Release, dated July 26, 2002